UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60013/June 1, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13448

_____

In the Matter of   :
                                                 :
I INCUBATOR.COM, INC.,   :   ORDER MAKING FINDINGS AND
I STORM, INC.,   :   REVOKING REGISTRATIONS BY
IBEAM BROADCASTING CORP.,   :   DEFAULT
I.C.H. CORP.,   :
IDREAM.WS, INC.,   :
AND IMAGES OF LIFE, INC.   :
                                                 :
_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on April 20, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents no later than April 24, 2009. The time for filing Answers has expired, and no Answers have been received.

        By Order dated May 11, 2009, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The time for replying to the Order has expired, and no replies have been received. Accordingly, Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

        I Incubator.com, Inc. (I Incubator.com) (CIK No. 1044693), is a Florida corporation located in Irvine, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). I Incubator.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $1.5 million for the prior nine months.

I Storm, Inc. (I Storm) (CIK No. 754499), is a permanently revoked Nevada corporation located in Mountain View, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). I Storm is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $735,000 for the prior three months. As of April 17, 2009, the company's stock (symbol ISTM) was traded on the over-the-counter markets.

iBeam Broadcasting Corp. (iBeam) (CIK No. 1098570) is a delinquent Delaware corporation located in Sunnyvale, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). iBeam is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2001, which reported a net loss of $93,321,000 for the prior six months. On October 11, 2001, the company filed a Chapter 11 petition with the U.S. Bankruptcy Court for the District of Delaware, and the case terminated on November 30, 2004. As of April 17, 2009, the company's stock (symbol IBEMQ) was traded on the over-the-counter markets.

I.C.H. Corp. (I.C.H.) (CIK No. 49588) is a forfeited Delaware corporation located in San Diego, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). I.C.H. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $174,000 for the prior three months. On February 5, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on February 14, 2007.

Idream.ws, Inc. (Idream) (CIK No. 1121902), is a California corporation located in San Diego, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Idream is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $21,586 since its inception on April 13, 2000.

Images of Life, Inc. (Images of Life) (CIK No. 1050815), is a Nevada corporation located in Toronto, Ontario, Canada, and Tucson, Arizona, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Images of Life is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 26, 2000, which reported a net loss of $34,905 for the six months ended June 30, 2000.

As discussed in more detail above, all of the respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT all classes of the registered securities of Respondents I Incubator.com, Inc., I Storm, Inc., iBeam Broadcasting Corp., I.C.H. Corp., Idream.ws, Inc., and Images of Life, Inc., are revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

_____
James T. Kelly
Administrative Law Judge